Schauer, Taylor, Cox, Vise & Morgan, P.C.
                                    Form 11-K

                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN
                               Sylacauga, Alabama

                          Year Ended December 31, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               -------------------
                                    FORM 11-K
                               -------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 2001




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Frontier National Corporation KSOP Plan
                           43 North Broadway
                           Sylacauga, Alabama  35150

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Frontier National Corporation
                           43 North Broadway
                           Sylacauga, Alabama  35150

                    Schauer, Taylor, Cox, Vise & Morgan, P.C.
                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN
                       Financial Statements and Schedules
                           December 31, 2001 and 2000




                                    CONTENTS

Independent Auditors' Report..................................................................................    3

Financial Statements

   Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000...........................    4
   Statements of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2001 and 2000..................................................................    5
   Notes to Financial Statements..............................................................................    6

Supplemental Schedules

   Schedule of Assets Held for Investment Purposes as of December 31, 2001....................................   13
   Schedule of Assets Held for Investment Purposes as of December 31, 2000....................................   15
   Schedule of Reportable Transactions for the Year Ended December 31, 2001...................................   18
   Schedule of Reportable Transactions for the Year Ended December 31, 2000...................................   19

                          INDEPENDENT AUDITORS' REPORT


Administrative Committee
Frontier National Corporation KSOP Plan

We have audited the accompanying statements of net assets available for benefits of Frontier National Corporation KSOP Plan (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements and schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Birmingham, Alabama
June 14, 2002

                                      Schauer, Taylor, Cox, Vise & Morgan, P. C.



   Member of American Institute of Certified Public Accountants, SEC Practice
          Section and Alabama Society of Certified Public Accountants

                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2001 and 2000

                                                                                     2001                2000
                                                                                ---------------    ----------------
Assets

Investments at Fair Value
   Cash and money market funds.............................................     $       872,683    $        408,411
   Mutual funds and collective trusts......................................             201,108             958,558
   Sponsor company common stock............................................             845,625             488,178
                                                                                ---------------    ----------------
     Total Investments at Fair Value.......................................           1,919,416           1,855,147
                                                                                ---------------    ----------------

Receivables
   Contribution receivable - employer......................................               2,841              16,983
   Contribution receivable - employee......................................                  --               5,684
   Accrued income..........................................................               2,350               4,215
                                                                                ---------------    ----------------
     Total Receivables.....................................................               5,191              26,882
                                                                                ---------------    ----------------

     Total Assets..........................................................           1,924,607           1,882,029


Liabilities
   Benefit claim payable...................................................                  --               1,284
   Other liabilities.......................................................                 995               2,050
                                                                                ---------------    ----------------
     Total Liabilities.....................................................                 995               3,334
                                                                                ---------------    ----------------


Net Assets Available for Benefits..........................................     $     1,923,612    $      1,878,695
                                                                                ===============    ================


                        See notes to financial statements

                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     Years Ended December 31, 2001 and 2000

                                                                                     2001                2000
                                                                                ---------------    ----------------
Additions To Net Assets Attributed To:
   Investment Income
     Unrealized depreciation of investments................................     $        46,082    $       (390,431)
     Net loss on sale of investments.......................................            (174,479)            (13,765)
     Capital gains and dividends on mutual funds...........................                 620              85,505
     Interest..............................................................              21,956              22,542
     Dividends on common stocks............................................              35,323              11,324
                                                                                ---------------    ----------------
       Total Investment Loss...............................................             (70,498)           (284,825)

   Contributions
     Employer contributions................................................             126,132             111,492
     Employee contributions................................................             178,299             176,440
                                                                                ---------------    ----------------
       Total Contributions.................................................             304,431             287,932
                                                                                ---------------    ----------------

       Total Additions.....................................................             233,933               3,107
                                                                                ---------------    ----------------


Deductions from Net Assets Attributed To:
     Plan benefit payments.................................................             178,582             336,829
     Trustee fees..........................................................              10,434               9,380
                                                                                ---------------    ----------------
       Total Deductions....................................................             189,016             346,209
                                                                                ---------------    ----------------

Net Increase (Decrease)....................................................              44,917            (343,102)

Net Assets Available for Benefits - Beginning of Year......................           1,878,695           2,221,797
                                                                                ---------------    ----------------

Net Assets Available for Benefits - End of Year............................     $     1,923,612    $      1,878,695
                                                                                ===============    ================


                        See notes to financial statements

                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


Note 1 - Summary of Significant Accounting Policies

The Frontier National Corporation KSOP Plan (the "Plan") was established and effective on January 1, 1999 (the effective date). The Plan consists of the merging of the Valley National Bank 401(k) Profit Sharing Plan and Trust, First National-America's Bank Profit Sharing Retirement Plan and Trust, and First National-America's Bank 401(k) Plan and Trust. The merged plans are those of wholly-owned subsidiaries of Frontier National Corporation (the "Company").

Basis of Accounting - The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Administrative expenses - Administrative expenses not paid from Plan assets are paid by the Company.

Investments - The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date or in which recent trades are too few to properly reflect true market value are valued at either the last reported bid price or an average of recent sales, which ever is considered a more appropriate estimation of fair value.

Tax Status - To date, the Plan has not received a determination letter from the Internal Revenue Service. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed to qualify as tax exempt under Section 401(a) of the Internal Revenue Code.


Note 2 - Description of the Plan

The following description of the Frontier National Corporation KSOP Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established to provide benefits to the eligible employees of Frontier National Corporation and it's subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation - Any employee is entitled to participate on January 1 or July 1 of a plan year following completion of one year of service (1,000 hours). Participation in the Plan is voluntary.

Contributions - Participants may contribute between 1% and 15% of compensation subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employee's discretion. The Company will make a matching contribution equal to 25% of the first 4% of deferred compensation invested in non-Company securities. For elective deferrals invested in Company securities, the Company will match the employee deferral with 75% of the first 15% of deferred compensation.

The Company may also make discretionary employer contributions. These are allocated among all participants pro rata based on compensation.

To be eligible to receive allocations of employer discretionary contributions, the participant must have completed at least 1,000 hours of service in the Plan year and be employed by the Company on the last day of the Plan year.

Allocation of Benefits - Employer matching contributions are allocated to eligible participants' accounts based upon the ratio of eligible participants' compensation for the year to total compensation of all eligible Plan members for the year. Investment income and any gain or loss within each pool is allocated to each participant's account based on each participant's pro-rata share of such pool, valued as of the immediately preceding allocation date (last day of each calendar quarter). As of each Plan anniversary date (last day of the Plan year), discretionary employer contributions shall be allocated to the accounts of participants who have completed one thousand hours of service with the employer during the Plan year for which the contribution is made and is employed by the employer on the anniversary date of such Plan year. Discretionary employer contributions are allocated in the proportion that the compensation of each eligible participant bears to the compensation of all eligible participants.

Forfeitures - Forfeitures attributable to discretionary employer contributions are allocated during the Plan year in which such forfeitable event occurs in proportion that the compensation of each participant bears to compensation of all participants. Forfeitures attributable to employer matching contributions shall be used to reduce future employer matching contributions. For the year ended December 31, 2001, forfeitures totaled $4,973.

Vesting - Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of normal retirement age (65), death or permanent disability or the 5th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

                Years of                                     Vested
            Credited Service                               Percentage

               Less than 2                                      0%
                    2                                          20%
                    3                                          40%
                    4                                          60%
                    5                                          80%
                    6                                         100%

Benefit Payments - It is the normal practice of the Company to make benefit distributions as soon as administratively possible following the end of the quarter during which participants separate from service. If a participant's Vested Accrued Benefit exceeds $5,000, (or has ever exceeded $5,000 at the time of any prior distribution), and such benefit is immediately distributable, such benefit will not be distributed without the written consent of the Participant.

It is required that unless a participant elects otherwise, benefit distributions are made in a lump sum not later than 60 days following the end of the Plan year following the later of the participant's 65th birthday, the 10th anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum. Distributions in the form of employer securities are subject to the employer's right of first refusal upon future sale. The Plan also provides for withdrawals due to financial hardship.

Plan Termination - Although it has not expressed any intention to do so, the Company may wholly or partially terminate the Plan or direct the discontinuance of contributions at any time, subject to the provisions of ERISA.

Investment  Options - Upon  enrollment  in the Plan,  a  participant  may direct
contributions  to  portfolios,   money  market  funds  and  sponsor  stock.  The
portfolios consist of the following:

                  Accessor Aggressive Growth-Investor Class Portfolio Accessor Growth-Investor Class Portfolio
                  Accessor Balanced-Investor Class Portfolio
                  Accessor Income & Growth-Investor Class Portfolio Accessor Income-Investor Class Portfolio

The portfolios invest in the following mutual funds:

                  Accessor U.S. Government Money Market Fund Accessor International Equity Fund Accessor Small to Mid Cap Fund Accessor Value & Income Fund Accessor Growth Fund Accessor Mortgage Securities Fund Accessor Short-Intermediate Fixed-Income Fund Accessor Intermediate Fixed-Income Fund Accessor High Yield Bond Fund

Voting Rights - All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.


Note 3 - New Accounting Literature

Statement of Position 99-3 - The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs.

Note 4 - Investments

The following presents investments at December 31, 2001 and 2000 that represent 5% or more of the Plan's net assets:


                                                                                     2001                2000
                                                                                ---------------    ----------------

Frontier National Corporation Common Stock,
   67,650 and 42,219 shares, respectively..................................     $       845,625  * $        488,178  *

Certificates of Deposit, Frontier National Bank, Sylacauga,
   various rates and maturities............................................             404,091  *          392,146  *

Accessor Balanced Allocation Fund, 5,058 and
   12,656 shares, respectively.............................................              70,046  *          109,853  *

Accessor Growth Allocation Fund, 5,029 and
   1,041 shares, respectively..............................................              65,375  *          110,054  *

Kemper Growth - B, -0- and
   47,438 shares, respectively.............................................                  --             558,825  *

Cash ......................................................................             462,235  *            6,649  *


*    Participant - directed

During 2001 and 2000, the Plan's investments (including gains and losses on investments sold during the year) appreciated (depreciated) in value by $(128,397) and $(404,196), respectively, as follows:



                                                                                     2001                2000
                                                                                ---------------    ----------------

Mutual funds and collective trusts.........................................     $      (174,516)   $       (286,341)
Common stock...............................................................              46,119            (117,855)
                                                                                ---------------    ----------------
                                                                                $      (128,397)   $       (404,196)
                                                                                ===============    ================

Note 5 - Party-in-Interest Transaction

The Company, through its subsidiary banks holds participant certificates of deposits totaling $404,091 and $392,146 at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the Plan held an investment in the Company's common stock valued at $845,625 and $488,178, respectively. During 2001, the Plan received $35,323 in dividends and had recognized appreciation of $57,950. During 2000, the Plan received $11,324 in dividends and had recognized depreciation of $117,855.

                             SUPPLEMENTAL SCHEDULES

                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2001

                        Form 5500, Schedule H, Item 4(i)

                     Sponsor EIN 72-1355228, Plan Number 001


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------

Mutual Funds:

Accessor U.S. Government
Money Market Fund                                     6,357  shares                    N/A **    $            6,357

Accessor Aggressive Growth
Allocation Fund                                       2,439  shares                    N/A **                30,507

Accessor Balanced
Allocation Fund                                       5,058  shares                    N/A **                70,046

Accessor Income
Allocation Fund                                         808  shares                    N/A **                12,206

Accessor Income and Growth
Allocation Fund                                       1,604  shares                    N/A **                22,974

Accessor Growth
Allocation Fund                                       5,029  shares                    N/A **                65,375

Certificates of Deposits:

* Frontier National Bank-Sylacauga                   Certificate of
                                                     Deposit, 6.25%
                                                      due 12/11/02                     N/A **                56,580

* Frontier National Bank-Sylacauga                   Certificate of
                                                     Deposit, 6.25%
                                                      due 12/15/02                     N/A **                22,039

* Frontier National Bank-Sylacauga                   Certificate of
                                                     Deposit, 5.77%
                                                      due 08/22/03                     N/A **               254,668



                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                                December 31, 2001

                        Form 5500, Schedule H, Item 4(i)

                     Sponsor EIN 72-1355228, Plan Number 001



                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------

Certificates of Deposits - Continued:

* Frontier National Bank-Sylacauga                   Certificate of
                                                     Deposit, 6.14%
                                                      due 08/22/02                     N/A **                70,804

Common Stock:
* Frontier National Corporation
Common Stock                                         67,650  shares                    N/A **               845,625

Cash:

Cash - Kemper                                            --                            N/A **               462,235
                                                                                                 ------------------

                                                                                                 $        1,919,416



*    Indicates a party-in-interest

**   Cost information has been omitted for participant directed investments

                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2000

                        Form 5500, Schedule H, Item 4(i)

                     Sponsor EIN 72-1355228, Plan Number 001



                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------

Mutual Funds:

Accessor U.S. Government
Money Market Fund                                     6,438  shares                    N/A **    $            6,438

Accessor Aggressive Growth
Allocation Fund                                       7,239  shares                    N/A **                58,979

Accessor Balanced
Allocation Fund                                      12,656  shares                    N/A **               109,853

Accessor Income
Allocation Fund                                      11,887  shares                    N/A **                10,906

Accessor Income and Growth
Allocation Fund                                       2,085  shares                    N/A **                20,628

Accessor Growth
Allocation Fund                                       1,041  shares                    N/A **               110,054

Money Market
Obligations Fund #398                                 9,169  shares                    N/A **                 9,169

Federated Prime
Obligation #396                                         659  shares                    N/A **                   659

Kemper Tech - B                                         337  shares                    N/A **                 5,600

Kemper Total Return - B                               2,592  shares                    N/A **                25,946

Kemper Growth - B                                    47,438  shares                    N/A **               558,825

Kemper Small Cap Equity - B                             910  shares                    N/A **                 4,330

Kemper Total Return - A                                 140  shares                    N/A **                 1,400

Kemper Growth - A                                     2,873  shares                    N/A **                37,581

Kemper New Europe - A                                     4  shares                    N/A **                    53


                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                                December 31, 2000

                        Form 5500, Schedule H, Item 4(i)

                     Sponsor EIN 72-1355228, Plan Number 001


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------

Mutual Funds - Continued:

Kemper International - B                                 74  shares                    N/A **    $              762

Kemper New Europe - B                                   451  shares                    N/A **                 5,435

Kemper Blue Chip - B                                    172  shares                    N/A **                 3,277

Kemper Aggr. Growth - B                                 259  shares                    N/A **                 4,655

Kemper Small Cap Value - B                               16  shares                    N/A **                   273

Certificates of Deposits:

* Frontier National Bank-Sylacauga                    Certificate of
                                                      Deposit, 5.29%
                                                       due 02/16/05                    N/A **                 7,908

* Frontier National Bank-Sylacauga                    Certificate of
                                                      Deposit, 6.823%
                                                       due 12/20/05                    N/A **                84,527

* Frontier National Bank-Sylacauga                    Certificate of
                                                      Deposit, 5.40%
                                                       due 09/11/01                    N/A **                 4,395

* Frontier National Bank-Sylacauga                    Certificate of
                                                      Deposit, 5.40%
                                                       due 01/01/02                    N/A **                 4,849

* Frontier National Bank-Sylacauga                    Certificate of
                                                      Deposit, 6.25%
                                                       due 06/17/02                    N/A **                57,939

* Frontier National Bank-Sylacauga                    Certificate of
                                                      Deposit, 6.25%
                                                       due 12/11/02                    N/A **                55,753

                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                                December 31, 2000

                        Form 5500, Schedule H, Item 4(i)

                     Sponsor EIN 72-1355228, Plan Number 001


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------

Certificates of Deposits - Continued:

* Frontier National Bank-Sylacauga                   Certificate of
                                                     Deposit, 6.25%
                                                      due 12/15/02                     N/A **           $   20,396

* Frontier National Bank-Sylacauga                   Certificate of
                                                     Deposit, 5.20%
                                                      due 12/19/03                     N/A **              151,854

* Frontier National Bank-Sylacauga                   Certificate of
                                                     Deposit, 5.40%
                                                      due 07/26/01                     N/A **                4,525


Common Stock:
* Frontier National Corporation
Common Stock                                         42,219  shares                    N/A **               488,178
                                                                                                 ------------------

                                                                                                 $        1,855,147


*    Indicates a party-in-interest

**   Cost information has been omitted for participant directed investments

                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS *

                          Year Ended December 31, 2001

                        Form 5500, Schedule H, Item 4(j)

                     Sponsor EIN 72-1355228, Plan Number 001


                                                                                         (h)
             (a), (b)                                                                  Current
            Identity of                                                               Value of
             Issue and                  (c)              (d)             (g)          Asset on             (i)
               Asset                 Purchase          Selling          Cost         Transaction          Gain
            Description                Price            Price         of Asset          Date             (Loss)
--------------------------------   -------------   -------------   --------------   --------------   --------------
Frontier National Corporation
Common Stock                       $     217,876   $          --   $      217,876   $      217,876   $           --
Accessor U.S. Government
Money Market Fund                        502,677              --          502,677          502,677               --
Accessor U.S. Government
Money Market Fund                             --         506,763          506,763          506,763               --
Frontier National CD's                   343,608              --          343,608          343,608               --
Frontier National CD's                        --         331,077          331,077          331,077               --
Scudder Growth Fund Class B                   --         323,243          450,169          323,243         (126,926)



* The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

                          FRONTIER NATIONAL CORPORATION
                                    KSOP PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS *

                          Year Ended December 31, 2000

                        Form 5500, Schedule H, Item 4(j)

                     Sponsor EIN 72-1355228, Plan Number 001


                                                                                         (h)
             (a), (b)                                                                  Current
            Identity of                                                               Value of
             Issue and                  (c)              (d)             (g)          Asset on             (i)
               Asset                 Purchase          Selling          Cost         Transaction          Gain
            Description                Price            Price         of Asset          Date             (Loss)
--------------------------------   -------------   -------------   --------------   --------------   --------------
Frontier National Corporation
Common Stock                       $     198,383   $          --   $      198,383   $      198,383   $           --
Federated Prime Obligations
Fund #10                                 377,461              --          377,461          377,461               --
Federated Prime Obligations
Fund #10                                      --         381,466          381,466          381,466               --
Federated Prime Obligations
Fund #396                                179,069              --          179,069          179,069               --
Federated Prime Obligations
Fund #396                                     --         167,880          167,880          167,880               --




* The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

                              REQUIRED INFORMATION


Financial Statements

4. In lieu of the requirements of Items 1 through 3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2001 and 2000 are presented on pages 2 through 19.


Exhibits

23   Consent of Schauer, Taylor, Cox, Vise & Morgan, P.C.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                         FRONTIER NATIONAL CORPORATION KSOP PLAN

Date:       July 15, 2002                   By:        /s/Steven R. Townson
-------------------------------             ------------------------------------
                                            President, Chief Executive Officer
                                            and Vice-Chairman of the Board

EXHIBIT 23







               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Frontier National Corporation
KSOP Plan
Sylacauga, Alabama

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated June 14, 2002, relating to the financial statements of Frontier National Corporation KSOP Plan appearing in the Plan's Annual Report on Form 11-K for the years ended December 31, 2001 and 2000.


Birmingham, Alabama               /s/  Schauer, Taylor, Cox, Vise & Morgan, P.C.
                                ------------------------------------------------
July 15, 2002
                                   Schauer, Taylor, Cox, Vise & Morgan, P.C.